

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 1, 2008

<u>via U.S. Mail</u>

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

     Re: **Puda Coal, Inc.**
              Amendment No. 7 to Registration Statement on Form SB-2 on Form S-1
              Filed January 4, 2008
              File No. 333-130380

              Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended December 31, 2006
              Filed November 13, 2007
              File No. 333-85306

Dear Mr. Ming:

     We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We understand that some of your shareholders have relied on Rule 144 under the Securities Act of 1933 to resell restricted securities. On a supplemental basis, please advise us how the condition set forth in Rule 144(c) regarding current public information has been met with respect to such sales.

Risk Factors, page 6

We rely on a few major customers..., page 7

2.   We note that you identify your top three major customers for your sales in U.S dollars.   Provide comparable information for your five largest customers for cleaned coking coal.

Our future operating results may be affected by fluctuations in raw material prices…, page 7

3.   We note your disclosure regarding the increase in the market prices for raw coking coal in 2004, 2005 and 2006. Please also provide information regarding the trend in market prices for raw coking coal in 2007.

We rely on a few major suppliers and the loss of one of these suppliers could adversely affect our revenues, page 9

4.   You disclose under this risk factor that "Jucai Coal sold approximately 33%, 17% and 10% of its top quality raw coal production in 2006, 2005 and 2004, respectively, to us at prevailing market prices." Please contrast this disclosure with the disclosure on page 3 where you indicate that you have a preferred supply arrangement with Jucai Coal, the terms of which allow you to "receive a discount of approximately $3.70 to $6.17 (RMB 30 to RMB 50) per metric ton (MT) of coal from the price Jucai Coal charges to its other customers." Please revise this disclosure throughout the filing, to the extent applicable.

Our stock prices could decrease if a substantial number of shares are sold under Rule 144, page 17

5.   Indicate the number of "restricted" shares that could be sold under the next 12 months under Rule 144 as it will be revised.

Selected Financial Data, page 19

6.   We note that you do not present amounts for cash dividends per common share. Please explain why this is appropriate given your distribution of dividends to Ming Zhao and Yao Zhao of $3,204,000 and $944,000 in 2004 and 2005, as disclosed on page 54.

Selling Security Holders, page 20

7.   You disclose that the convertible promissory notes and related warrants were issued in transactions exempted from the registration requirements of the Securities Act under Section 4(2). We note that you have removed the language in this section regarding the exemptions under Regulation S of the Securities Act, but have retained elsewhere in your filing the reference to exemptions under such regulation. Please reconcile this inconsistency.

8.   We note that you removed a reference to the registration of shares of common stock issued to certain shareholders who received securities prior to the private placement, but retained the reference to the exemption from registration under which such securities were issued. Please revise to clarify whether such shares are covered by this registration statement.

Description of Business, page 32

Customers, page 47

9.   It appears that the tables presenting sales to your customers in 2004 and 2005 inadvertently exclude the dollar amount applicable to the identified customers. Please advise or revise as necessary.

Description of Property, page 51

10.   Indicate when you acquired the two plants from Resources Group.

11.   Indicate the amount by which you believe you may be underinsured. Tell us the consideration you have given to adding a risk factor addressing this issue.

Common Equity and Related Stockholder Matters, page 53

Dividend, page 54

12.   Please reconcile the amounts disclosed as declared with the amounts shown as distributed and unpaid. In this regard, you indicate that Shanxi Coal declared dividends totaling $3,845 in 2004 and 2005 and that of the amounts declared, a total of $4,148 have been distributed while $1,026 remains declared but unpaid.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

13.   We note your response to our prior comment 18. You indicate that you are not subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act. If you are not subject to such reporting requirements, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate (1) references to Section 27A of the Securities Act of 1933, (2) references to Section 21E of the Securities Exchange Act of 1934, and (3) any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Securities Act Section 27A in general and Section 27A(a)(1) in particular. Please make the same revisions to your annual report on Form 10-KSB for the fiscal year ended December 31, 2006, if such annual report is otherwise amended pursuant to the comments set forth in this letter.

Directors and Executive Officers, Promoters and Control Persons, page 68

14.   Please disclose the principal business of each of China Digital Finance Company, Odyssey Applied Technologies Company and World Tech Ventures, LLC. See Item 401(e) of Regulation S-K.

Executive Compensation, page 69

Material changes after the end of fiscal year 2006, page 72

15.   Please clarify whether your agreement to grant warrants and stock to your independent directors requires you to make such grants on an annual basis, or only at the time of appointment.

Security Ownership of Certain Beneficial Owners and Management, page 75

16.   We note your disclosure that none of your independent directors owned any shares of your common stock as of November 7, 2007. We also note your disclosure on page 72 that in 2007 you had granted stock awards to non-executive directors. Please reconcile this inconsistency.

Financial Statements for the Fiscal Year Ended December 31, 2006

14. Other Operating Expenses, page F-32

17.   We note you have classified "professional and regulatory charges related to the public listing" as an item of Other Operating Expense. Please tell us why you

believe the classification of these expenses as operating is appropriate under Rule 5-03(b)(3) of Regulation S-X.

19. Basic and Diluted Weighted Average Number of Shares, page F-35

18.   We note that you have not included the conversion of the convertible notes and the exercise of the warrants in the diluted EPS calculation for the fiscal year ended December 31, 2006 because to do so would be anti-dilutive. Please disclose the number of shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive, in accordance with paragraph 40(c) of FAS 128.

19.   In addition, please confirm, if true, that your determination with respect to inclusion of the issuance of additional penalty shares in your diluted EPS calculation was made in contemplation of paragraph 30 of FAS 128, regarding contingently issuable shares, or otherwise advise.

26. Condensed Financial Information of Registrant, page F-39

20.   Please advise where the parent company's share of equity in earnings or losses from the investment in subsidiaries is shown. This comment also applies to the Statement of Operations-Parent Company Only for the nine months ended September 30, 2007.

Exhibits and Financial Statement Schedules, page 98

21.   We note your response to our previous comment number 15 and remind you to file as an exhibit a legality opinion relating to the securities being offered for resale. We will need time to review the legal opinion once it is filed.

Undertakings, page 102

22.   Please file all undertakings required by Item 512 of Regulation S-K. For example, we note that you omitted Item 512(a)(iii).

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006 filed November 13, 2007

23.   As necessary, revise the Form 10-KSB to conform to changes made to your Form S-1 in response to our comments.

Item 2.01 Form 8-K filed June 28, 2007

24.   You reported that on June 22, 2007, Shanxi Coal acquired all the assets of a coal washing plant of Lingshi Coal & Chemical with a book value of RMB 57 million

(approximately $7.4 million) in exchange for RMB 45.5 million (approximately $5.9 million) in cash from Shanxi Coal and all the assets of a coal washing plant of Shanxi Coal located in Liulin County, which had a book value of RMB 11.5 million (approximately $1.5 million). Please tell us how you considered the requirements of Item 9.01 to file the financials statements of a business acquired and pro forma information.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or Jill Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, the undersigned, at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall

Assistant Director

cc: J. Davis
        J. O'Brien
        L. Nicholson

        <u>via facsimile</u>
        Stephen M. Davis, Esq.
        (212) 763-7600